UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
HENRY SCHEIN, INC.
(Exact name of registrant as specified in its charter)
DELAWARE 0-27078 11-3136595
(State or other jurisdiction (Commission File (IRS Employer
of incorporation) Number) Identification No.)
135 DURYEA ROAD, MELVILLE,

NEW YORK
11747
(Address of principal executive offices) (Zip Code)
Kelly Murphy, Senior Vice

President and General Counsel
(631) 843-5500
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2021 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure
Item 1.01.

Conflict Minerals Disclosure and Report
This

report

for

the

calendar

year

ended

December

31,

2021

is

presented

to

comply

with

Rule
13p-1

under

the

Securities

Exchange

Act

of

1934

(the

“Rule”).

The

Rule

imposes

certain
reporting

obligations

on

Securities

and

Exchange

Commission

registrants

whose

manufactured
products contain conflict

minerals which are necessary

to the functionality

or production of their
products. Conflict

Minerals are

defined as

cassiterite, columbite-tantalite,

gold, wolframite,

and
their derivatives,

which are

limited to

tin, tantalum,

and tungsten.

These requirements

apply to
registrants whatever the

geographic origin of the

Conflict Minerals and

whether or not they

fund
armed conflict.
If

a

registrant

conducts

a

Reasonable

Country

of

Origin

Inquiry

(“RCOI”)

and

determines

that
the conflict

minerals originated

from sources

other than

the Democratic

Republic of

the Congo
or an

adjoining country

(the “Covered

Countries”), or

from recycled

and scrap

sources, they

are
required only to submit a Form SD, which describes the RCOI.
Although

a

substantial

percentage

of

the

products

we

sell

are

purchased

from

third-party
suppliers

as

finished

products,

we

manufacture

or

contract

with

third

parties

to

manufacture

a
portion of

our product

portfolio.

We

determined that

certain of

those products

contain Conflict
Minerals that are necessary to their functionality or production.

To

determine if the Conflict Minerals

in our manufactured and other covered

products originated
from

sources

in

the

Covered

Countries,

we

conducted

a

RCOI

in

good

faith.

We

surveyed

all
known

suppliers

from

whom

we

purchase

materials

containing

the

Conflict

Minerals.

Where
such

suppliers

did

not

initially

provide

sufficient

information,

we

used

the

Conflict

Minerals
Reporting

Template

(a

supply

chain

survey

designed

to

identify

smelters

and

refiners

that
process

the

necessary

Conflict

Minerals

contained

in

our

products)

to

obtain

the

relevant

data.

All such suppliers provided to us one or more of the following:

• the policy they have in place to not purchase any products containing Conflict Minerals originating from the Covered Countries;
• confirmation that their suppliers have affirmed to them that they have not provided any materials containing Conflict Minerals originating from the Covered Countries; and/or
• the name of the smelter from whom the product originated and we identified said smelter as certified Conflict-Free using the Conflict Free-Sourcing Initiative’s web-site listing of conflict-free smelters.
As a result

of our RCOI,

we have no

reason to believe

that our necessary

Conflict Minerals may
have originated in the Covered Countries.

This Form SD is publicly available at investor.henryschein.com
.

The website and
information accessible through it are not incorporated into this document.

Item 1.02.

Exhibit
Not applicable.
Section 2 – Exhibits
Item 2.01.

Exhibits
Not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
HENRY SCHEIN, INC.
By: /s/ Kelly Murphy
Kelly Murphy
Senior Vice President and General Counsel
Dated: May 25, 2022